Room 4561

March 6, 2007

Mr. John McAdam
President and Chief Executive Officer
F5 Networks, Inc.
401 Elliott Avenue West
Seattle, WA 98119

> **Re:** **F5 Networks, Inc.**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2005**
> **Filed December 12, 2006**
> **File No. 000-26041**

Dear Mr. McAdam:

We have reviewed your response letter dated February 14, 2007 and the above referenced filing and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended September 30, 2005

1. Please amend your Form 10-K to provide all of the information required by the fifth and ninth bullet points in the January 2007 letter from the Chief Accountant of the Division of Corporation Finance. Specifically, please provide the restated interim balance sheet disclosures for the full two-year period ended September 30, 2005 and the information required by paragraph 45.c.2 for the years preceding fiscal 2003.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief